UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 15)

Under the Securities Exchange Act of 1934

WASTE SERVICES, INC.
------------------------------------------
(Name of Issuer)

COMMON STOCK, $.01 par value
-------------------------------------
(Title of Class of Securities)

941075103
---------
(CUSIP Number)

Murray A. Indick
Prides Capital Partners, L.L.C.
200 High Street, Suite 700
Boston, MA 02110
(617) 778-9200
-------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 29, 2009
-----------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 941075103                                                                SCHEDULE 13D
-----------------------------------------------------------------------
1.  NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-0654530

-----------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [x]
-----------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------
4.   SOURCE OF FUNDS*
See Item 3
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
-----------------------------------------------------------------------
7.  SOLE VOTING POWER
-0-
-----------------------------------------------------------------------
8.  SHARED VOTING POWER
            2,241,038 **
-----------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER
 -0-
-----------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
             2,241,038 **
-----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,241,038 **
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[ ]
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.85%**
-----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
       OO (Limited Liability Company)
-----------------------------------------------------------------------
** See Item 5

CUSIP NO. 941075103            SCHEDULE 13D
-----------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
Kevin A. Richardson, II

-----------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [x]
-----------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------
4.	SOURCE OF FUNDS*
See Item 3
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
USA
-----------------------------------------------------------------------
7.  SOLE VOTING POWER
-0-
-----------------------------------------------------------------------
8.  SHARED VOTING POWER
           2,241,038 **
-----------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER
 -0-
-----------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
           2,241,038 **
-----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,241,038 **
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 CERTAIN SHARES
 [ ]
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.85%**
-----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-----------------------------------------------------------------------
** See Item 5

CUSIP NO. 941075103            SCHEDULE 13D

Item 1.  Security and Issuer
----------------------------

This Amendment No. 15 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 27, 2009 by Prides Capital Partners, L.L.C. a Delaware limited liability company, and Kevin A. Richardson, II.  This amendment to the Schedule 13D relates to the shares of Common stock, $.01 par value (the “Common Stock”) of Waste Services, Inc. a Delaware corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 1122 International Blvd. Suite 601, Burlington, Ontario L7L 6Z8.  The following amendments to the Schedule 13D are hereby made.  Unless otherwise defined herein all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b)  According to the Issuer’s 10-Q filed on July 23, 2009, there were 46,253,515 shares of Common Stock issued and outstanding as of July 20, 2009.  Based on this information, the Reporting Persons report beneficial ownership of 2,241,038 shares or 4.85%.

Although Kevin A. Richardson, II, is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that Mr. Richardson, for any purpose, is the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) Since the date of the last sales reported on the Schedule 13D, the Reporting Persons have made the following purchases in the open market.

Trade Date	Shares	Price / Share
10/29/2009	450,000	6.10

(e) As of October 29, 2009 the Reporting Persons ceased ownership of more than five percent of the shares of Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A Joint Filing Undertaking

CUSIP NO. 941075103            SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2009

Prides Capital Partners, L.L.C.

By:           /s/ Murray A. Indick
------------------------
Murray A. Indick
Managing Member

Kevin A. Richardson, II

By: /s/ Murray A. Indick
----------------------------------
Murray A. Indick
Attorney-in-Fact

CUSIP NO. 941075103            SCHEDULE 13D

Exhibit A
JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: October 30, 2009

Prides Capital Partners, L.L.C.

By:           /s/ Murray A. Indick
------------------------
Murray A. Indick
Managing Member

Kevin A. Richardson, II

By: /s/ Murray A. Indick
----------------------------------
Murray A. Indick
Attorney-in-Fact